FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For November 11, 2002

DATAMIRROR CORPORATION

(Registrant’s name)

3100 Steeles Avenue East, Suite 700

Markham, Ontario, Canada   L3R 8T3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

___X___

Form 40-F

______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

______

No

___X___

Documents Included as Part of this Report

No.

Document

1.

Press Release dated November 11, 2002.

Contacts:

Tracy Staniland	Peter Cauley	Stephen Greene
Director of Marketing	Chief Financial Officer	Brodeur Worldwide
DataMirror Corporation	DataMirror Corporation	617-587-2872
905-415-0310 ext. 274	905-415-0310 ext. 271	sgreene@brodeur.com
tstaniland@datamirror.com	pcauley@datamirror.com

Booth #2220

DataMirror Enhances iReflect™ Resiliency Software for Oracle9i™,

Plans RAC Support

New Features Deliver Highest Levels of Availability and Control for Oracle Environments

ORACLEWORLD, SAN FRANCISCO, CA - November 11th, 2002 - DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of enterprise application integration and resiliency solutions and an “On Oracle” business partner, today announced the general availability of an enhanced version of its iReflect™ resiliency software. This version of iReflect complements the inherent data backup and availability capabilities of Oracle9i™ to provide the highest levels of availability and disaster recovery for Oracle business environments. DataMirror also announced planned support for Oracle9i™ Real Application Clusters (RAC) starting spring 2003.

“By delivering high performance database replication, iReflect boosts the resiliency and scalability of RAC environments. iReflect’s new monitoring capabilities, including automated alarms and alerts, give customers ultimate control over their Oracle9i™ environments, and the peace of mind that their critical Oracle data is protected from downtime or disaster,” explained Glen Sakuth, Director of Development, DataMirror.

Built on the Oracle 9i™ architecture for maximum performance, DataMirror iReflect is a log-based replication solution that provides protection against all failures. iReflect mirrors Oracle database transactions from the primary system to the recovery system in real-time. Enhancements to iReflect include the addition of new features such as:

Alarms and Alerts—E-mail and messaging notifications as well as the automation of actions based on conditional events, such as when mirroring latency exceeds a predetermined threshold, gives administrators the ability to better monitor systems and the performance of mirroring operations and provides security and peace-of-mind for business leaders.

Enhanced Graphical Workflow Monitor—A 360-degree view and diagnostic aids offer full operational control over all iReflect mirroring processes in a single graphical screen, enabling administrators to easily identify and rapidly resolve network issues before they cause latency.

Request Point Exits—Automated checkpoint processing maximizes data integrity and simplifies common administrative tasks, such as offline tape backups on the recovery system, allowing administrators to easily accommodate day-to-day requirements, while improving operational efficiency and lowering maintenance costs.

iReflect can also replicate Data Definition Language (DDL) used to create and modify database objects, and audit all definitional changes that occur on the primary Oracle database. The ability to audit and selectively filter DDL greatly reduces the likelihood of outages commonly caused by administrator error. The resiliency software also detects primary system failure and invokes operational switching to ensure highly available business operations in Oracle environments. iReflect can be installed on both the primary and the recovery Oracle system within minutes and is easy to configure and administer via a centralized management console.

About DataMirror

DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of enterprise application integration and resiliency solutions, gives companies the power to manage, monitor and protect their corporate data in real-time. DataMirror’s comprehensive family of LiveBusiness™ solutions enables customers to easily and cost-effectively capture, transform and flow data throughout the enterprise. DataMirror software unlocks the experience of now™ by providing the instant data access, integration and availability companies require today across all computers in their business.

1,700 companies have gone live with DataMirror software including Debenhams, Energis, GMAC Commercial Mortgage, the London Stock Exchange, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Toronto, Canada, and has offices around the globe. For more information, visit www.datamirror.com.

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"Safe Harbour" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon on the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. The Company disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2002 DataMirror Corporation. All rights reserved. DataMirror, iReflect, LiveBusiness and The experience of now are trademarks or registered trademarks of DataMirror Corporation. Oracle is a registered trademark and Oracle9i and Real Application Clusters are trademarks or registered trademarks of Oracle Corporation. All other brand or product names are trademarks or registered trademarks of their respective companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 11, 2002

DATAMIRROR CORPORATION

By: /s/ Peter Cauley

Peter Cauley

Chief Financial Officer

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